Exhibit 99.1

188171
PRESS RELEASE

AEGON USA APPOINTS EXECUTIVES

The Hague, January 14, 2005 – AEGON N.V. has announced that AEGON USA has appointed Brenda Clancy as Executive Vice President and Chief Operating Officer and Darryl Button as Senior Vice President and Chief Financial Officer of AEGON USA.

Jim Beardsworth has been appointed Senior Vice President, Treasurer and Corporate Development of AEGON USA.

These appointments formalize their current roles. Brenda Clancy, Darryl Button and Jim Beardsworth have held various management positions with the AEGON USA companies for twenty-nine, six and nine years, respectively.

About AEGON N.V.

AEGON N.V. is the holding company of one of the world’s largest listed insurance groups ranked by market capitalization and assets. The AEGON Group is headquartered in the Netherlands and employs more than 27,000 people worldwide. AEGON’s businesses focus on life insurance, pensions, savings and investment products. The group is also active in accident and health insurance, general insurance and has limited banking activities. AEGON’s three major markets are the United States, the Netherlands and the United Kingdom. In addition, the group is present in a number of other countries including Canada, China, Hungary, Spain and Taiwan.

Inquiries:

AEGON N.V.

Group Corporate Affairs &

Investor Relations

The Hague, The Netherlands

Analysts & Investors +31 (0)70 344 8305

Media + 31(0) 70 344 8344

Email gca-ir@aegon.com

Baltimore, The United States

Analysts & Investors:

+1 877 548 9668(toll free); +1 410 576 4577

Media: +1 410 576 4526

Email ir@aegonusa.com

Website: www.aegon.com